July 2, 2010

Healthcare Sector Investment Strategy

The following article is from the most recent Mutual Funds Newsletter. The Newsletter is delivered to all direct shareholders and published on a quarterly basis.

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The three initial goals of healthcare reform that President Obama highlighted during his candidacy were reduced costs, improved quality, and expanded access, but the bill that was passed does very little to address cost and quality. While no strategic business decision, merger/acquisition, single piece of legislation, or even series of incremental bills, could ever deliver 32 million brand new customers to a single industry in one fell swoop, the Patient Protection and Affordable Care Act attempts to do just that. Obviously, a lot is likely to change between now and when the majority of the benefits begin in 2014, but the healthcare sector will be impacted by this legislation.

The three initial goals of healthcare reform that President Obama highlighted during his candidacy were reduced costs, improved quality, and expanded access, but the bill that was passed does very little to address cost and quality. While no strategic business decision, merger/acquisition, single piece of legislation, or even series of incremental bills, could ever deliver 32 million brand new customers to a single industry in one fell swoop, the Patient Protection and Affordable Care Act attempts to do just that. Obviously, a lot is likely to change between now and when the majority of the benefits begin in 2014, but the healthcare sector will be impacted by this legislation.

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The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

May Markets in Review

It was a difficult month for the equity markets. The S&P 500 dropped -8.2%, the worst month of May since 1962. Generally speaking, companies of higher quality led the markets in May. The more defensive sectors led the markets, including Health Services, Communications, and Non-Durables. Growth stocks outperformed value in May.

MMAF Awards 10,000th Grant

In a ceremony at the Minnesota State Capitol on March 10th, Minnesotans' Military Appreciation Fund Co-founder General Denny Schulstad, Chairman Roger Sit, Major General Rick Nash, and Minnesota Governor Tim Pawlenty presented a $500 grant to Army National Guard Specialist Sasha Bell, the Fund's 10,000th grant recipient. MMAF has disbursed grants totaling more than $6 million since its inception in August 2005.

MMAF is a statewide fundraising initiative by the citizens of Minnesota for Minnesota military personnel and their families. MMAF is a non-partisan, volunteer-run, non-profit 501(c)(3) corporation formed to raise money to provide cash grants as a "thank you" to all Minnesota military personnel who have served in a combat zone since September 2001. To donate or learn more about the Minnesotans' Military Appreciation Fund, please visit the website at www.thankmntroops.org.

Sit Mutual Funds founder Eugene Sit was the lead founder of the MMAF. Sit Investment Associates is a supporter of the MMAF.

Thanks MINNESOTANS' MILITARY APPRECIATION FUND

Independence Day Holiday

Transactions received after 3 p.m., Central time on July 2nd will be processed on July 6th. The New York Stock Exchange will be closed Monday, July 5th in observance of the Independence Day holiday. Sit Mutual Funds offices will be closed on Monday, July 5th and will resume taking calls on Tuesday, July 6th at 7:30 a.m., Central time.

May Performance Returns Available

Sit Mutual Funds' May 2010 performance returns are available. To view the results go to the Performance page.



Eugene Sit

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